

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

<u>Via E-Mail</u>
Clay C. Williams
Executive Vice President and
Chief Financial Officer
National Oilwell Varco, Inc.
7909 Park Circle Drive
Houston, Texas 77036-6565

  Re: National Oilwell Varco, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed February 23, 2011
    File No. 001-12317

Dear Mr. Williams:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>General</u>

1. We note from publicly available company profiles and analyst reports that you have conducted business in and exported to Iran. We also note publicly available profiles for managers for your company in the Syria, Turkey and Jordan region. We note from an October 2010 news article that your company may have supplied a blowout preventer to a rig in Cuba. Finally, we note from pages 16 and 20 of your Form 10-K that you have operations in Africa.

  Sudan, located in Africa, and Iran, Syria and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about business contacts with these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries or other direct or indirect arrangements. Your response should also describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

2.   Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to our foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba, and should discuss the possibility for reputational harm from your joint venture with Schlumberger and your relationship Samsung Heavy Industries. In this regard, we note that your joint venture partner Schlumberger states on its website that it has operations in Iran, Syria, Sudan and Cuba. We note also that your significant customer Samsung Heavy Industries' parent has an office in and conducts business in Iran.

3.   We note the disclosure on page 20 regarding government inquiries related to compliance with export trade laws and regulations and your subsequent internal review. Please tell us the nature of the actions underlying the inquiries and the countries involved.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 36

4.   We note you have presented certain non-GAAP measures in your filing such as diluted earnings per share excluding intangible asset impairment and transaction, devaluation and voluntary retirement charges and operating profit excluding transaction charges. However, it does not appear that the presentation of these non-GAAP measures is accompanied by a clearly understandable reconciliation to the most directly comparable GAAP measures. Please confirm that you will provide this type of reconciliation in connection with the future presentation of any non-GAAP measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Employee Benefit Plans, page 81

5.   It does not appear that you have provided all of the required disclosures regarding your defined-contribution benefit plans. For example, it does not appear that you have provided the required disclosures regarding amounts recorded in accumulated other comprehensive income related to these plans. It also does not appear that you have provided disclosure regarding the assumed health care cost trend rate used to measure your benefit costs. Please revise to provide the disclosures prescribed by FASB ASC 715-20-50.

Note 12 – Commitments and Contingencies, page 85

6.   We note your disclosure stating that your total liability related to claims, regulatory agency audits, and pending or threatened legal actions cannot be determined at December 31, 2010. Your disclosure also states that any ultimate liability related to these matters, to the extent not otherwise provided for, will not materially affect your financial position, cash flow, or results of operations.   Please describe any matters for which you have recorded a contingent liability (i.e., the amounts that have been provided for, as indicated in your footnote) pursuant to FASB ASC 450-20-25. In addition, with regard to contingencies for which you have not recognized a liability, please provide disclosure regarding management's assessment of the probability that a liability has been incurred and the related possible loss or range of loss. Refer to FASB ASC 450-20-50-3 through 450-20-50-4.

Form 8-K filed April 27, 2011

7.   We note you present an EBITDA measure and a corresponding reconciliation to net income. However, your reconciliation and definition of EBITDA presented includes an additional adjustment for transaction and devaluation costs, the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please confirm that you will revise future public disclosures to reflect the proper measure for EBITDA or that you will revise your disclosures to more accurately depict the non-GAAP measure you are presenting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Clay C. Williams
National Oilwell Varco, Inc.
May 2, 2011
Page 4

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311 if you have questions regarding comments.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Accounting Branch Chief